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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                                                Commission File Number 001-07149

                          NOTIFICATION OF LATE FILING

         (Check One): /X/ Form 10-K  / / Form 11-K  / / Form 20-F
                         / / Form 10-Q  / / Form N-SAR

               For Period Ended:        December 31, 2000
                                --------------------------------

/ / Transition Report on Form 10-K     / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F     / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

          For the Transition Period Ended:
                                           -------------------------

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                    PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Internet Law Library, Inc.

Former Name if Applicable:  Planet Resources, Inc.

Address of Principal Executive Office (STREET AND NUMBER):  4301 Windfern Road,
                                                            Suite 200

City, state and zip code:  Houston, Texas 77041

                                    PART II
                            RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

/X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/X/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or

/ /   (c)  The accountant's statement or other exhibit required by
           Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company acquired three subsidiary entities during the year ended December 31, 2000, with two of the acquisitions occurring in the fourth quarter of 2000. The Company has commissioned a business valuation report on two of these acquisitions. The valuation firm has not yet finalized these reports, and the results of these reports may have a material effect on the Company's balance sheet and statement of operations for the year ended December 31, 2000. The Company expects that these reports will be completed and the Form 10-K will be filed within fifteen days after the filing deadline.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Joanna Hoover          281          600-6000 Ext. 527
               -----------------  ---------------  ----------------------
                    (Name)          (Area Code)      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).                                       /X/ Yes  / / No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                         /X/ Yes  / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant increase in its net loss for the year ended December 31, 2000, as compared to the net loss for the six months ending December 31, 1999. However, the aforementioned business valuation reports may cause the adjustment of the Company's balance sheet accounts and the possible recording of an impairment loss to the statement of operations. Hence, the results of operations cannot be reasonably estimated at this time.

                           Internet Law Library, Inc.
                       -----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 3, 2001                   By   /s/ Joanna Hoover
    -------------------                  --------------------------------------
                                            Joanna Hoover
                                            Chief Financial Officer